

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 18, 2007

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, NY 10019

> **RE:** **4Kids Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007 and June 30, 2007**
> **File No. 001-16117**

Dear Mr. Kahn:

We have reviewed your supplemental response letter dated July 3, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated June 19, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the Fiscal Year Ended December 31, 2006

2. Summary of Significant Accounting Policies, page F-9

Film and Television Costs, page F-10

1.   We note your response to comment 3. Please explain in more detail your method for amortizing the capitalized broadcast fee each period. For instance, is the allocation based on a fixed margin? How is the value of the multi-year agreement allocated to each broadcast year? You state that the allocation correlates to expected future advertising revenue, is historical experience also considered in determining the allocation? If not, tell us why you believe that an approach taking historical experience into consideration would not result in your margins being a more accurate reflection of your operating performance.

13. Commitments and Contingencies, page F-20

e. Deferred Revenue, page F-20

2.   We note your response to comment 4. It is unclear how you determined that the company is not actively involved in the generation of the music revenues, particularly revenues associated with future music assets. Additionally, because the company received a fixed amount of cash in return for a percentage of revenues, it appears that variations in the revenue underlying the transaction may have more than a trifling impact on the investor's rate of return. Please explain your analysis of these criteria or revise your accounting to classify the proceeds as debt.

17. Related Party Transactions, page F-23

3.   We note your response to comment 6. We refer you to page 7 where you state that if the website were not to operate properly after the website goes "live" and the success of the trading card game is adversely affected, this could require that you invest additional amounts in TC Websites in order to complete the "Chaotic" trading game companion website. You go on to state on page F-25 that "(e)ach member of TC Websites is obligated to make capital contributions on a pro-rata basis to the extent determined by its Management Committee to be necessary to fund the operation of the Website." These disclosures imply that TC Websites might qualify as a VIE. Please address how these were considered in your analysis of the criteria set forth in FIN 46(R) in determining whether TC Websites is a VIE. If you believe TC Websites is a VIE, please tell us how you determined that the company is not the primary beneficiary.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director